Exhibit 99.1

15 November 2012

National Grid plc

Half year report for the six months ended 30 September 2012 (unaudited)

Steve Holliday, Chief Executive, said: “I am pleased with the progress we made in the first half of the year: operating our networks safely and reliably and delivering a record level of investment. More recently, our teams in the US responded in a timely, safe and effective way to restore service to our customers and limit disruption caused by ‘Superstorm’ Sandy. ”

Good performance in first 6 months of 2012/13

—	Operating profit[1] up 7% at constant currency[2] excluding impact of timing and major storms[3]

—	Profit before tax[1] up 21%, up 15% excluding impact of timing and major storms

—	Earnings per share[1] up4 20% at 23.0p, up 14% excluding impact of timing and major storms

—	Interim dividend increased by 4%, in line with policy

Progress against strategic priorities

—	Investment up 23% to £1.8bn; mostly in regulated UK and US operations

—	Settlement processes for new rates filed in New York and Rhode Island progressing

—	New power supply agreement concluded with the Long Island Power Authority (LIPA)

—	UK regulation: RIIO process in final stages

Outlook and priorities unchanged

—	Sustain focus on improving returns and securing appropriate regulatory outcomes

—	Implement new UK operating model, aligning activities to deliver optimal outcomes under RIIO

—	Restoration expenses following ‘Superstorm’ Sandy, outside LIPA, not expected to exceed £100m

Financial results for continuing operations

(£m, at actual exchange rate) Six months ended 30 September	Business performance[1]			Statutory Results
	2012	2011	% change	2012	2011	% change
Operating profit	1,592	1,420	12	1,742	1,492	17
Pre-tax profit	1,154	953	21	1,285	941	37
Earnings	836	697	20	1,049	795	32
Earnings per share	23.0p	19.2p	20	28.8p	21.9p	32

Steve Holliday added: “This good first half year performance reflects increased net regulated revenues driven by our growing asset base and tight control over operating cost growth. Increased investment in both our UK and US operations is in line with our forecast.

In the UK, as we work through the final stages of Ofgem’s RIIO process, our focus is on successfully implementing a number of RIIO readiness initiatives, led by the ongoing development of our new UK operating model. In the US, our priority remains to improve overall returns through improved customer service and efficiency, combined with securing appropriate rate case outcomes in key jurisdictions.

Overall, we are well positioned to deliver another year of good operating and financial performance.”

1 Excluding exceptional items, remeasurements and stranded cost recoveries. For definition of business performance results see page 6.

2 ‘Constant currency’ comparison uses recalculated results for the first 6 months of 2011/12 using the average US$ exchange rate for the first 6 months of 2012/13. For detailed definition of currency adjustments see page 6.

3 Timing and major storms contributed £46m to the period on period increase in operating profit at constant currency.

4 Prior year EPS adjusted to reflect the additional shares issued as scrip dividends, refer to note 6 on page 32.

National Grid

2012/13 Half Year Financial Information

CONTACTS

Investors
John Dawson	+44 (0)20 7004 3170	+44 (0) 7810 831944 (m)
George Laskaris	+1 718 403 2526	+1 917 375 0989 (m)
Andy Mead	+44 (0)20 7004 3166	+44 (0) 7752 890787 (m)
Victoria Davies	+44 (0)20 7004 3171	+44 (0) 7771 973447 (m)
Tom Hull	+44 (0)20 7004 3172	+44 (0) 7890 534833 (m)
Caroline Dawson	+44 (0)20 7004 3169	+44 (0) 7789 273241 (m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0) 7836 357173 (m)
Chris Mostyn	+44 (0)20 7004 3149	+44 (0) 7774 827710 (m)
Gemma Stokes	+44 (0)1926 655272	+44 (0) 7974 198333 (m)

Brunswick
Tom Burns	+44 (0)20 7404 5959
Kate Holgate	+44 (0)20 7404 5959

CONFERENCE CALL DETAILS

An analyst presentation will be held at the London Stock Exchange, 20 Newgate Street, London EC4M 7LS at 9:15am (GMT) today.

There will be a live webcast of the results presentation available to view at www.nationalgrid.com/investors. The presentation will be available through the same link as a replay this afternoon.

Live telephone coverage of the analyst presentation

UK dial in number	0808 109 0700	US dial in number	866 966 5335
Password	National Grid

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You can view or download copies of our latest Annual Report and Accounts and Performance Summary from our website at www.nationalgrid.com/investors or request a free printed copy by contacting investor.relations@ngrid.com.

National Grid

2012/13 Half Year Financial Information

BUSINESS REVIEW

National Grid delivered another six months of good operational and financial performance. We have made further progress against our main strategic priorities, which we reiterated in May, of delivering our investment programme in a disciplined manner; finalising the development of an appropriate UK regulatory framework for the future; further improving returns in our US business and continuing to drive efficiency across our businesses.

We have continued to perform well operationally, with strong delivery against our reliability targets across our businesses. Over the last six months we focused on strengthening the resources and processes needed to deliver an increase in workload and future performance improvements. In the UK, we have evolved our operating model, and this will help us capitalise on the opportunities that the new RIIO price controls are expected to bring.

In addition, our safety record remained strong and we are continuing to develop best practice amongst our employees and also our contractors to drive further improvements. Following a comprehensive review of process safety within our business, we are currently implementing a new Group Process Safety Management System to improve the management of all our major hazard assets.

Storm response

In the US, we undertook a comprehensive review of our storm restoration performance following two major storms in 2011. As a result, we enhanced our restoration processes to respond more effectively and efficiently to customers who experience power outages. These processes were tested during our recent response to ‘Superstorm’ Sandy. In part as a result of the improvements made, we met or exceeded our restoration objectives for our upstate New York, Rhode Island and Massachusetts service areas, where our teams restored power to around 400,000 customers, nearly all of those affected, within three days.

On Long Island storm damage was very significant, causing loss of power to more than 1.1 million customers whom we serve on behalf of LIPA with many also affected by severe flooding. Most are now reconnected and work is transitioning from restoration to reinforcement and rebuilding of the LIPA network. We continue to work with LIPA to restore service in a safe and timely manner to those where flood damage and other factors have limited the ability to restore service to date.

Growth and Investment

Capital investment5 in the period was £1,825m, an increase of £346m or 23% compared to the same period in 2011/12. This was principally due to a 34% increase in investment in our UK Transmission business. Higher spend on US transmission and gas distribution mains replacement along with phasing of investment last year contributed to an overall increase in US regulated business investment period on period.

Regulatory developments in the UK

On 27 July, Ofgem published the detailed initial proposals for price controls for our regulated UK Transmission and UK Distribution businesses. On 1 October, National Grid published formal responses to these consultations. These extensive and thorough responses address a number of important issues which we believe need to be resolved prior to the final proposals to ensure a fair balance of risk and reward for investors and customers.

Throughout the RIIO process National Grid has been committed to working with Ofgem to deliver an affordable outcome for consumers which will allow our networks to finance the significant increase in essential UK infrastructure investment and adjust appropriately for the uncertainties that still remain around the future generation and gas supply landscape in the UK. Final proposals are expected on 17 December 2012.

5 Including investment in joint ventures

National Grid

2012/13 Half Year Financial Information

The Government is expected to introduce the new Energy Bill into parliament later in November detailing the proposed legislation on electricity market reform. The bill is expected to lay out the framework of tariffs and contracts under which new and existing UK generation will operate, setting the landscape for new generation investment that we believe will determine the mix of investment projects in our UK Transmission businesses over the next decade.

Regulatory developments in the US

Alongside delivering sustained high levels of customer service and efficient operations, rate filings remain an important tool for delivering appropriate returns from our US operations.

In the last six months, discussions with participating parties have resulted in negotiated settlement recommendations for new rates in our Long Island Generation, Rhode Island and upstate New York businesses. If approved, we believe that these new rate agreements will enhance our ability to improve customer service further, through investing and operating efficiently and, in so doing, deliver appropriate returns.

We announced the first of these settlements in early October. We agreed, with the Long Island Power Authority, to modify and extend our existing power supply agreement for at least another 12 years. National Grid owns and manages a number of power plants on Long Island, with a generation capacity of 3,700 megawatts. The new long-term agreement, once all regulatory approvals are received, is expected to provide a near-term cost reduction whilst offering National Grid and LIPA new options for updating the power plants and improving environmental performance.

On 19 October, we filed an executed settlement agreement for review and approval by the Rhode Island Public Utilities Commission. The settlement agreement proposes a 9.5% allowed return on equity, a 49% equity portion in the assumed capital structure, increased operating cost allowances and pension trackers. The next steps in the process include evidentiary hearings to take place in November followed by a decision by the commission. New rates from this proceeding would become effective from 1 February 2013.

In New York, on 31 October we filed a term sheet reflecting the provisions of a proposed three year agreement in respect of new rates in our Niagara Mohawk gas and electric businesses. This followed our initial filing in April and subsequent discussions with the staff of the New York Public Service Commission and other participants in the proceeding. The agreement proposes a 9.3% allowed return on equity, a 48% equity portion in the assumed capital structure and increased operating cost allowances for both businesses. The final agreement is scheduled to be filed in early December after which the administrative law judge will make a recommendation to the commission. We expect a final decision by the commission before the end of the current financial year, with new rates in effect as of 1 April 2013.

Efficiency Programmes

National Grid has a number of efficiency programmes underway in different parts of its business to support the cost effective delivery of our services and investments.

In the UK, these programmes form part of our wider preparations for the challenges and opportunities under the new RIIO framework. We expect the new UK regulatory framework broadly to equalise the incentives in each of our UK regulated businesses around capital and operating costs. Recognising the need to prepare for RIIO, we have appointed John Pettigrew to a newly created position of UK Chief Operating Officer, reporting to Nick Winser, Executive Director, UK. Acknowledging the significance of the efficiency agenda, John has joined the Executive Committee. He is leading the implementation of our new UK operating model which, in part, seeks to align our business functions with key RIIO outputs and to optimise control of total expenditure.

National Grid

2012/13 Half Year Financial Information

In the US, building on the success of the organisation changes introduced in 2011, we continue to reinforce our stronger jurisdictional focus and develop our financial systems and processes in line with the recommendations from the Liberty Audit.

Strategy

Our strategy is unchanged. As we set out in early 2011/12, our focus remains on managing a portfolio of assets that have a sustainable mix of cash generation, growth and risk to deliver an overall balance between long-term capital growth and cash generation to the benefit of our shareholders.

Investment to date in 2012/13 has been dominated by our existing regulated utility operations. We regularly consider investment opportunities in projects and businesses outside of these operations. At the same time, we maintain a strict discipline to target investments that we believe can deliver rates of return and cash flows that meet the requirements of our capital providers and complement those available from existing businesses and alternative opportunities.

Board changes

As previously announced, there have been a number of changes to the Board of National Grid, in line with the transition set out in May 2012.

During the first six months of the year there have been four changes. As previously announced, Stephen Pettit and Linda Adamany stepped down from the Board on 30 July 2012 and 31 October 2012 respectively. Nora Mead Brownell, a former commissioner of the Pennsylvania Public Utility Commission and the Federal Energy Regulatory Commission, joined the Board on 1 June 2012 and Mark Williamson, former Chief Financial Officer of International Power plc, joined the Board on 3 September 2012.

DIVIDEND

The Board has approved an increase in the interim dividend to 14.49p per ordinary share ($1.1497 per American Depositary Share) in line with our policy of targeting 4% growth in the dividend in the current financial year. The interim dividend is expected to be paid on 16 January 2013 to shareholders on the register as at 30 November 2012. A scrip dividend alternative will again be offered.

As previously stated, we expect to announce a new dividend policy for the period from April 2013 by May 2013, once the outcomes of key regulatory developments are clear and updated investment plans have been reviewed.

OUTLOOK

In the UK, as we work through the final stages of Ofgem’s RIIO process, our focus is on successfully implementing a number of RIIO readiness initiatives, led by the ongoing development of our new UK operating model. In the US, our priority remains to improve overall returns through improved customer service and efficiency, combined with securing appropriate rate case outcomes in key jurisdictions.

Our actions in the first six months to deliver our strategic priorities and improve performance combine with a sustained drive to improve safety, reliability and customer service across our businesses. As a result, we are well positioned to deliver another year of good operating and financial performance.

National Grid

2012/13 Half Year Financial Information

BASIS OF PRESENTATION

Unless otherwise stated, all financial commentaries are given on a business performance basis6 at actual exchange rates.

Under our regulatory frameworks, the majority of the revenues that we are allowed to collect each year are governed by a regulatory price control or rate plan. If we collect more than this allowed level of revenue, the balance must be returned to customers in subsequent years, and if we collect less than this level of revenue we may recover the balance from customers in subsequent years. These variances between allowed and collected revenues give rise to “over and under recoveries”. In addition, in the US, a substantial portion of our costs are pass-through costs (including commodity and energy efficiency costs), and are fully recoverable from customers. These timing differences between costs of this type being incurred and their recovery through revenues are also included in over and under-recoveries. We identify these timing differences in order to enable a better comparison of performance from one period to another.

Allowed revenues for our UK regulated businesses are set on an annual basis. Over and under-recoveries in the first 6 months of the year in these businesses, described as “timing differences”, are therefore estimates based on an assumed allowed revenue profile. Opening balances of under and over-recoveries have been restated where appropriate to correspond with regulatory filings and calculations.

REVIEW OF RESULTS AND FINANCIAL POSITION

Operating profit	Six months ended 30 September
(£m)	2012	2011	% change
UK Transmission	712	602	18
UK Gas Distribution	408	381	7
US Regulated	404	306	32
Other activities	68	131	(48)
Operating profit – actual exchange rate	1,592	1,420	12
Operating profit – constant currency[7]	1,592	1,432	11
Timing and major storm adjustment	81	127	(36)
Operating profit – constant currency excluding major storms and timing	1,673	1,559	7

Other selected financial information	Six months ended 30 September
(£m) – constant currency	2012	2011	% change
Depreciation and amortisation	(661)	(627)	(5)
Net Finance costs	(446)	(477)	6

Other selected financial information	Six months ended 30 September
(£m) – actual exchange rates	2012	2011	% change
Depreciation and amortisation	(661)	(619)	(7)
Net Finance costs	(446)	(468)	5
Taxation	(317)	(254)	(25)
Earnings attributable to equity shareholders	836	697	20

6 Business performance results are the primary financial performance measure used by National Grid, being the results for continuing operations before exceptional items, remeasurements and stranded cost recoveries. Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not fully effective. Stranded cost recoveries are costs associated with historical generation investment and related contractual commitments that were not recovered through the sale of those investments. Commentary provided in respect of results after exceptional items, remeasurements and stranded cost recoveries is described as ‘statutory’. Further details are provided in note 3 on page 29. A reconciliation of business performance to statutory results is provided in the consolidated income statement on page 21.

7 ‘Constant currency basis’ refers to the reporting of the actual results against the results for the same period last year which, in respect of any US$ currency denominated activity, have been translated using the average US$ exchange rate for the 6 months ended 30 September 2012, which was $1.58 to £1.00. The average rate for the 6 months ended 30 September 2011 was $1.64 to £1.00.

National Grid

2012/13 Half Year Financial Information

Operating profit was £1,592m, up £172m on the same period last year at actual exchange rates. The period-on-period movement in exchange rates had a £12m favourable impact on operating profit. On a constant currency basis, operating profit was up £160m or 11%. This included an adverse period-on-period timing adjustment of £25m.

Over/(under)-recovery (£m – constant currency) estimated	Six months ended 30 September		Period-on-period change
	2012	2011
Balance at start of period (restated)	109	73
In-year over/(under)-recovery	(81)	(56)	(25)
Balance at end of period	28	17

Operating profit	1,592	1,432	160
Adjust for timing differences	81	56	25
Operating profit excluding timing	1,673	1,488	185

As a result, operating profit excluding timing increased by £185m, 12%, on a constant currency basis. This was partly driven by the fact that the same period last year included significant costs of £71m associated with Hurricane Irene.

Removing this impact, operating profit excluding timing and major storms increased by £114m, 7%, on a constant currency basis.

In our regulated businesses, net regulated income increased by £270m partly due to the impact of RPI+X indexation and the rollover of the transmission price control on our UK regulated revenues and the effect of deferral recoveries in upstate New York. Post-retirement costs8 increased by £5m and bad debts decreased by £17m. Regulated depreciation and amortisation increased by £38m and regulated controllable costs increased by £33m. Other costs, including information system charges and the impact of year on year changes in environmental liabilities increased by £34m.

Our other activities contributed £63m less than in the same period last year, driven by a reduction in metering operating profit following the sale of OnStream in 2011 and an increase in US information system and process costs relating to the implementation of the recommendations of the Liberty audit and of new SAP systems.

Across our businesses, regulated controllable costs9 increased by £33m, 3%, on a constant currency basis compared to the same period last year, reflecting inflationary pressures on salaries and other costs and some increased recruitment in our UK Transmission business. The continued drive for efficiency in our businesses and the benefits of our US cost saving programme helped to partially mitigate these impacts.

Net finance costs were £446m, 6% lower than the same period in 2011/12 at constant currency, primarily driven by lower accretions on RPI linked debt and continued refinancing of debt at lower prevailing interest rates.

Profit before tax was up 21% to £1,154m.

The tax charge on profit was £317m, £63m higher than the same period last year, reflecting increased profits in the period. Our effective tax rate increased to 27.5% from 26.7%.

As a result, earnings were up £139m on the same period last year at £836m. Earnings per share increased 20% from 19.2p4 last year to 23.0p.

8 Post-retirement costs include the cost of pensions and other post employment benefits

9 Regulated controllable costs exclude bad debts and post-retirement costs

National Grid

2012/13 Half Year Financial Information

Exceptional items, remeasurements and stranded cost recoveries increased statutory earnings by £213m after tax. A detailed breakdown of exceptional items, remeasurements and stranded cost recoveries can be found on page 29. After these items and non-controlling interests, statutory earnings for continuing operations attributable to shareholders were £1,049m. Statutory basic earnings per share from continuing operations increased to 28.8p compared with 21.9p4 for the same period last year.

Operating cash flow, before exceptional items, remeasurements, stranded cost recoveries and taxation, was £1,866m, £64m higher than the same period in 2011/12. The increase in operating profits was mostly offset by working capital movements, reflecting weather and commodity costs in the US.

Funding and net debt

Net debt rose to £20.4bn at 30 September 2012 compared with £19.6bn at 31 March 2012, reflecting the impact of our ongoing investment programme.

Our balance sheet remains in a strong position and we continue to access the capital markets to refinance maturing debt and to fund the growth in our asset base driven by our ongoing investment programme. In the first half of the year, we have issued around £1.2bn of new bonds from group operating companies as well as at holding company level. We have issued debt denominated in Euros, and Sterling and have also issued in Canadian dollars for the first time in 5 years. This CAD750m 5 year bond represents the largest corporate Maple transaction to date.

We will continue to try to diversify our sources of finance to ensure that we fund our growth programme as efficiently as possible and maintain access to multiple sources of liquidity.

National Grid

2012/13 Half Year Financial Information

TECHNICAL GUIDANCE

We provide technical guidance to aid consistency across a range of modeling assumptions of a technical, rather than trading or core valuation, nature. We will provide appropriate updates to this information on a regular basis as part of our normal reporting. The outlook and technical guidance contained in this statement should be reviewed together with the forward looking statements set out in this release in the context of the cautionary statement.

Further information about our principal risks and uncertainties for the next six months of the financial year is provided in Note 14 on page 36.

Earnings Items

Operating profit of £3,495m for the year ended 31 March 2012 included a number of timing differences, together totaling £18m. Excluding these timing differences, operating profit for that year would have been £3,477m.

Over the course of the current year our UK Transmission business is expected to recover the opening under-recovered timing balance at 31 March 2012. Our US Regulated operations are expected to return a portion of the opening over-recovered balance.

UK operations

We expect UK inflation to contribute approximately £75m to an increase in our UK Gas Distribution allowed regulated RPI+X linked revenues in 2012/13 compared to 2011/12.

The one year transmission rollover review in the UK increased the level of allowed revenues for 2012/13 by approximately £200m compared to 2011/12 including the impact of RPI inflation.

UK controllable costs and depreciation are both expected to increase in 2012/13 compared to 2011/12, reflecting continued inflation and technical staff recruitment and the impact of the recent high levels of capital investment.

US operations

The Niagara Mohawk deferral recoveries impacted the last 3 months of 2011/12 only and we would expect a full year on year impact for 2012/13 of approximately £90m.

Further reductions in US regulated controllable operating costs in 2012/13 compared to 2011/12 as a result of last year’s restructuring programme are expected to be at least offset by inflation and other cost increases.

Incremental US storm costs of around £116m impacted full year results for 2011/12. Expenses associated with gas and electric customer restoration following ‘Superstorm’ Sandy (excluding those associated with electric restoration in the LIPA service area) are currently expected to impact operating profit in 2012/13 by no more than £100m.

Additional costs associated with US financial system and process implementation in the first half of the current year are expected to impact the results for our other activities in 2012/13 compared to 2011/12.

Group

Net finance costs are expected to be around £50m higher in 2012/13 compared to 2011/12, reflecting an increase in average net debt.

For the full year 2012/13, we expect our effective tax rate to be around 29%.

National Grid

2012/13 Half Year Financial Information

Investment and other items

Capital expenditure for 2012/13 is expected to be in the range £3.5bn to £3.8bn, reflecting increased investment in our UK Transmission business.

Net debt is expected to increase by around £1bn to £1.5bn during 2012/13 to around £21bn, excluding the effect of any exchange rate impacts.

National Grid

2012/13 Half Year Financial Information

REVIEW OF UK TRANSMISSION OPERATIONS

Summary results (£m)	Six months ended 30 September
	2012	2011	% change
Revenue	1,948	1,730	13
Operating costs	(1,002)	(920)	(9)
Depreciation and amortisation	(234)	(208)	(13)
Operating profit	712	602	18

Capital investment (£m)	Six months ended 30 September
	2012	2011	% change
Capital investment	811	603	34

Performance in the first 6 months of 2012/13

UK Transmission operating profit was £712m, up £110m or 18%. This included an estimated over-recovery of revenues of £12m in our regulated businesses. Combined with an opening under-recovered balance of £22m relating to previous years, this leaves an estimated total balance to be recovered from future customers as at 30 September of £10m which, in the normal course of events, would be recovered in the second half of the year. In the same period last year, revenues were under-recovered by an estimated £23m. As a result, adjusting for the timing differences of £35m, operating profit for the period excluding timing increased by £75m, 12%, as set out in the following table.

Over/(under)-recovery (£m) (estimated)	Six months ended 30 September		Period-on-period
	2012	2011	change
Balance at start of period (restated)	(22)	(7)
In-year over/(under)-recovery	12	(23)	35
Balance at end of period	(10)	(30)

Operating profit	712	602	110
Adjust for timing differences	(12)	23	(35)
Operating profit excluding timing	700	625	75

The increase in operating profit excluding timing reflected £116m of increased net regulated income driven by regulated revenue increases associated with the one-year roll-over of the TPCR4 transmission price control, including the benefit of RPI indexation on revenues. Included in net regulated income was a £6m charge compared to none in the same period last year relating to the balancing services incentive scheme (BSIS). Depreciation and amortisation increased by £26m, reflecting the growth in asset base due to our investment programme. Regulated controllable costs increased by £13m reflecting costs associated with the development of our UK operating model and higher maintenance workload and continued recruitment. Post-retirement costs increased by £3m and other costs decreased by £1m.

We continue to invest in our people and processes in preparation for an expected increase in workload. This workload increase is associated with the significant growth and renewal of our asset base through our capital expenditure programme and new incentive mechanisms expected from 1 April 2013 as part of the RIIO-T1 price control. Our system reliability performance remains excellent.

We are continuing to work with the UK government on the development of the new electricity market reform arrangements which we believe will set the framework for new generation connections and resultant workload on our system for the next decade and beyond.

National Grid

2012/13 Half Year Financial Information

Investment activities in the first 6 months of 2012/13

Capital investment in our UK Transmission business for the period was £811m, up by £208m on the same period last year. This reflects increased investment in electricity transmission, including the Western HVDC link, and in gas transmission including emissions reduction expenditure relating to our compressor fleet.

Future activities and outlook

The outlook for our UK Transmission business for the remainder of the year is unchanged. We expect continued upward pressure on operating costs, in part due to our recruitment of more engineers to deliver our investment programme. Offsetting this are increased revenues from our regulated price controls including continued recovery of prior year under-recovered revenues in the second half of the year.

National Grid

2012/13 Half Year Financial Information

REVIEW OF UK GAS DISTRIBUTION OPERATIONS

Summary results	Six months ended 30 September
(£m)	2012	2011	% change
Revenue	831	787	6
Operating costs	(292)	(286)	(2)
Depreciation and amortisation	(131)	(120)	(9)
Operating profit	408	381	7

Capital investment	Six months ended 30 September
(£m)	2012	2011	% change
Capital investment	324	325	-

Performance in the first 6 months of 2012/13

UK Gas Distribution operating profit was £408m, £27m or 7% higher than the same period last year. This included an estimated under-recovery of revenues of £3m. Combined with an opening over-recovered balance of £2m from previous years, this leaves an estimated total balance to be recovered from future customers as at 30 September of £1m. In the same period last year, revenues were under-recovered by an estimated £7m. As a result, adjusting for the timing differences of £4m, operating profit for the period excluding timing increased by £23m, 6%, as set out in the following table.

Over/(under)-recovery (£m) (estimated)	Six months ended 30 September		Period-on-period
	2012	2011	change
Balance at start of period	2	(20)
In-year over/(under)-recovery	(3)	(7)	4
Balance at end of period	(1)	(27)

Operating profit	408	381	27
Adjust for timing differences	3	7	(4)
Operating profit excluding timing	411	388	23

The increase in operating profit excluding timing reflected £43m of increased net regulated income driven by the impact of RPI+X indexation. Regulated controllable costs increased by £11m including increased emergency workforce costs. Involvement of this workforce in unregulated activities reduced period on period due mainly to a reduction in meter work. Depreciation and amortisation increased by £11m, post retirement costs increased by £2m and other costs decreased by £4m.

We are particularly pleased with the performance of our teams in preparation for and during the Olympics and Paralympics in London over the summer. Their contribution was recognised and praised by many of the individuals and organisations involved.

We are now coming to the end of the current five year price control for our UK Gas Distribution businesses. We have performed well under the existing control, outperforming the regulatory allowance on operating costs and delivering significant additional value under incentive schemes. By the end of the five year period, we expect to have replaced over 10,000km of gas mains, around 8% of our total system. This is in line with our regulatory allowances and is expected to remain the cornerstone of creating safer, more reliable and lower emission networks for our customers.

Our next challenge will be framed by the outcome of discussions around the next price control. The roll out of our UK Gas Distribution Front Office system is now mostly complete and is expected to deliver benefits in customer service and efficiency coinciding with the start of the RIIO-GD1 price control period.

National Grid

2012/13 Half Year Financial Information

Investment activities in the first 6 months of 2012/13

Capital investment in our UK Gas Distribution business continues at a broadly steady rate and is dominated by our work on mains replacement, which accounted for £242m of our total £324m capital expenditure for the period.

Future activities and outlook

The outlook for our UK Gas Distribution business for the remainder of the year is unchanged. We plan to renew and reshape our strategic partnerships and our internal working arrangements to reflect the new incentives under the RIIO-GD1 regime, once it is finalised later this year. We will seek to align contractual and internal incentives and sharing arrangements to deliver outputs in a way that we believe will maximise value for investors and customers alike.

National Grid

2012/13 Half Year Financial Information

REVIEW OF US REGULATED OPERATIONS

Summary results	Six months ended 30 September
(£m)	2012	2011	% change
Revenue*	3,013	3,285	(8)
Operating costs	(2,402)	(2,781)	14
Depreciation and amortisation	(207)	(198)	(5)
Operating profit – actual exchange rate	404	306	32
Operating profit – constant currency	404	318	27

Capital investment	Six months ended 30 September
(£m, at actual exchange rate)	2012	2011	% change
Capital investment	575	462	24

* Excludes revenue from stranded cost recoveries.

Performance in the first 6 months of 2012/13

US operating profit was £404m, up £98m at actual exchange rates. The period-on-period movement in exchange rates had a £12m favourable impact on operating profit. As a result, operating profit was up £86m, 27%, on a constant currency basis. Our opening over-recovered balance of £129m, combined with a £90m under-recovery of revenue in the current period leaves a closing over-recovered balance as at 30 September of £39m. In the same period last year, revenues were under-recovered by £26m. As a result, adjusting for the timing differences of £64m, operating profit for the period excluding timing increased by £150m, as set out in the following table.

Over/(under)-recovery	Six months ended 30 September		Period-on-period
(£m – constant currency)	2012	2011	change
Balance at start of period (restated)	129	100
In-year over/(under)-recovery	(90)	(26)	(64)
Balance at end of period	39	74

Operating profit at constant currency	404	318	86
Adjust for timing differences	90	26	64
Operating profit excluding timing	494	344	150
Major storm adjustment	-	71	(71)
Operating profit excluding timing and major storms	494	415	79

Operating profit excluding timing in 2011/12 included a £71m charge in respect of Hurricane Irene. Excluding the effect of both timing and Hurricane Irene, operating profit increased by £79m, 19%.

Net regulated income increased by £111m, partly due to increases in revenues from our New York electricity business associated with the recovery of $240m of deferred costs over a 15 month period, which began in January 2012. Depreciation and amortisation were £1m higher, post-retirement costs remained constant and bad debts decreased by £17m. Regulated controllable costs increased by £9m, partly driven by increased information systems costs. Other operating costs in our regulated businesses increased by £39m, excluding the £71m impact of Hurricane Irene mentioned earlier. This includes increased allocation of new systems depreciation from service companies, higher costs related to capital work and the impact of prior year environmental adjustments.

Reliability remains strong, with our electricity businesses on track to meet 14 out of 15 regulatory reliability targets and with projects in place which aim to prevent future faults of the type that have affected the final target in Massachusetts. Gas emergency response times are on track to meet or exceed regulatory targets in all jurisdictions.

National Grid

2012/13 Half Year Financial Information

We continue to implement significant changes in our information systems and financial procedures. Our goal is to use these developments to drive efficiencies in the business through improved management information, streamlined finance processes and reduced workload in the preparation of future rate cases.

On 3 July, in the US we completed the sale of our New Hampshire electric and gas distribution businesses, Granite State Electric Company and Energy North Natural Gas Inc., to Liberty Energy Utilities (New Hampshire) Corp., a subsidiary of Algonquin Power & Utilities Corp.

Restoration activities following ‘Superstorm’ Sandy have been very significant, particularly on Long Island, the area we serve on behalf of LIPA. In comparison to Hurricane Irene last year, we have deployed over two and a half times the number of crews in this area, nearly 15,000 in total, working for a significantly longer period of time in order to repair the extensive damage caused by both wind and flooding.

Investment activities in the first 6 months of 2012/13

Capital investment in our regulated US business continues at a run rate consistent with our medium term guidance of £1bn to £1.2bn p.a.. Capital expenditure for the period was £575m, up £113m or 24% on the same period last year, when investment was somewhat phased towards the second half of the year. Increased spend on transmission and also on mains replacement in our Massachusetts gas business were the main factors behind the growth in investment.

Future activities and outlook

The outlook for our US business for the remainder of the year is unchanged. The results of the rate filings mentioned in the business review are not expected to impact materially in the current financial year, with the main effect expected in 2013/14.

We will continue our efforts to restore gas and electricity supplies to customers affected by the storms in October, as their properties and equipment become able to receive service safely once again. Timing of the recovery of prudently incurred costs associated with storm restoration will vary by jurisdiction.

National Grid

2012/13 Half Year Financial Information

REVIEW OF OTHER ACTIVITIES

Summary results	Six months ended 30 September
(£m)	2012	2011	% change
Revenue	336	385	(13)
Operating costs	(179)	(161)	(11)
Depreciation and amortisation	(89)	(93)	4
Operating profit – actual exchange rate	68	131	(48)
Operating profit – constant currency	68	131	(48)

Operating profit by principal activities
(£m)
Metering	80	97	(18)
Grain LNG	45	45	-
Property	13	18	(28)
Sub-total operating profit	138	160	(14)
Corporate and other activities	(70)	(29)	(141)
Operating profit	68	131	(48)

Share of post-tax results of joint ventures and associates
Total	8	1	700

Capital investment
Metering	27	35	(23)
Grain LNG	24	9	167
Property	1	2	(50)
Other	62	43	44
Capital expenditure excluding joint ventures	114	89	28
Joint ventures (JVs)	1	-	-
Capital investment including investment in JVs	115	89	29

Operating profit from our Metering, Grain LNG and Property activities combined reduced by £22m. Overall, operating profit for our other activities decreased by 48% to £68m. This was mainly driven by an increase in cost related to US systems and finance restructuring and the sale of OnStream in October 2011.

Metering operating profit was down £17m at £80m. During the period, capital investment in this business was £27m. The reduction in operating profit was principally due to the fact that the same period last year included a £12m contribution from OnStream, which was sold in October 2011. Capital expenditure in the same period last year included £12m related to the OnStream business.

Our Grain LNG business delivered an operating profit of £45m, in line with the same period last year. Capital investment mostly reflects spend relating to security and a second cryogenic line.

Our Property business delivered an operating profit of £13m, down £5m. The decrease primarily reflects a lower level of disposals compared to the same period last year.

Corporate and other activities costs increased by £41m and other capital expenditure increased by £19m to £62m. This principally represents spend on the implementation of new US information systems and financial procedures.

National Grid

2012/13 Half Year Financial Information

JOINT VENTURES

Profit from our BritNed interconnector increased by £5m compared to the first half of 2011/12. This was the primary reason for the increased contribution from joint ventures

In the first half of this year we invested a further £1m in existing joint ventures. Further transmission investment opportunities exist onshore in the US and offshore in both UK waters and those around Northern Europe. We will continue to consider these opportunities as they arise and expect additional transmission and interconnection investments to form part of our portfolio in the future.

In relation to these future opportunities we have successfully completed a seabed survey in relation to the proposed interconnector to Norway and continue to progress towards construction of an interconnector to Belgium and a further interconnector to France. We have also signed a memorandum of understanding in relation to a 5GW sub-sea interconnector to Ireland.

National Grid

2012/13 Half Year Financial Information

PROVISIONAL FINANCIAL TIMETABLE

28 November 2012	Ordinary shares go ex-dividend

30 November 2012	Record date for 2012/13 interim dividend

5 December 2012	Scrip reference price announced

14 December 2012	Scrip election date for 2012/13 interim dividend

16 January 2013	2012/13 interim dividend paid to qualifying ordinary shareholders

January/February 2013	Interim management statement

16 May 2013	2012/13 preliminary results

5 June 2013	Ordinary shares go ex-dividend

7 June 2013	Record date for 2012/13 final dividend

12 June 2013	Scrip reference price announced

June 2013	Annual Report and Accounts published

24 July 2013	Scrip election date for 2012/13 final dividend

29 July 2013	Interim management statement and Annual General Meeting, ICC, Birmingham

21 August 2013	2012/13 final dividend paid to qualifying ordinary shareholders

National Grid

2012/13 Half Year Financial Information

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations and decisions by governmental bodies or regulators (including the new RIIO approach in the UK); breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions, including the impact of Hurricane Sandy and other major storms as well as the results of climate change, or due to unauthorised access to or deliberate breaches of our IT systems or otherwise; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes, restructuring and internal transformation projects; and customers and counterparties failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions, such as paying dividends, lending or levying charges; inflation; the delayed timing of recoveries and payments in our regulated businesses; the funding requirements of its pension schemes and other post-retirement benefit schemes; the loss of key personnel or the ability to attract, train or retain qualified personnel and any disputes arising with its employees or the breach of laws or regulations by its employees; and incorrect or unforeseen assumptions or conclusions (including financial and tax impacts and other unanticipated effects) relating to business development activity, including assumptions in connection with joint ventures. The effects of these factors are difficult to predict. For further details regarding these and other assumptions, risks and uncertainties please read the Business Review section including the ‘Risk factors’ on pages 41 to 43 of National Grid’s latest Annual Report and Accounts. In addition new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement. The content of any website references herein do not form part of this announcement.

National Grid

2012/13 Half Year Financial Information

Consolidated income statement for the six months ended 30 September		2012	2011	Year ended 31 March 2012
	Notes	£m	£m	£m

Revenue	2(a)	6,079	6,306	13,832
Operating costs		(4,337)	(4,814)	(10,293)
Operating profit
Before exceptional items, remeasurements and stranded cost recoveries	2(b)	1,592	1,420	3,495
Exceptional items, remeasurements and stranded cost recoveries	3	150	72	44
Total operating profit	2(b)	1,742	1,492	3,539

Interest income and similar income	4	623	648	1,301

Interest expense and other finance costs
Before exceptional items and remeasurements	4	(1,069)	(1,116)	(2,218)
Exceptional items and remeasurements	3	(19)	(84)	(70)
Total interest expense and other finance costs	4	(1,088)	(1,200)	(2,288)

Share of post-tax results of joint ventures and associates		8	1	7
Profit before tax
Before exceptional items, remeasurements and stranded cost recoveries	2(b)	1,154	953	2,585
Exceptional items, remeasurements and stranded cost recoveries	3	131	(12)	(26)
Total profit before tax	2(b)	1,285	941	2,559

Taxation
Before exceptional items, remeasurements and stranded cost recoveries	5	(317)	(254)	(755)
Exceptional items, remeasurements and stranded cost recoveries	3	82	110	234
Total taxation		(235)	(144)	(521)
Profit after tax
Before exceptional items, remeasurements and stranded cost recoveries		837	699	1,830
Exceptional items, remeasurements and stranded cost recoveries	3	213	98	208

Profit for the period		1,050	797	2,038

Attributable to:
Equity shareholders of the parent		1,049	795	2,036
Non-controlling interests		1	2	2

		1,050	797	2,038

Earnings per share*
Basic	6(a)	28.8p	21.9p	56.1p
Diluted	6(b)	28.7p	21.8p	55.8p

* Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends.

National Grid

2012/13 Half Year Financial Information

Consolidated statement of comprehensive income for the six months ended 30 September	2012 £m	2011 £m	Year ended 31 March 2012 £m

Profit for the period	1,050	797	2,038

Other comprehensive income/(loss):
Exchange adjustments	(21)	47	27
Actuarial net losses	(1,001)	(1,577)	(1,325)
Deferred tax on actuarial net losses	302	537	403
Net losses on cash flow hedges	(39)	(2)	(18)
Transferred to profit or loss on cash flow hedges	19	3	19
Deferred tax on cash flow hedges	3	(4)	2
Net gains on available-for-sale investments	8	1	16
Transferred to profit or loss on sale of available-for-sale investments	-	(1)	(9)
Deferred tax on available-for-sale investments	(1)	1	(2)

Other comprehensive loss for the period, net of tax	(730)	(995)	(887)

Total comprehensive income/(loss) for the period	320	(198)	1,151

Total comprehensive income/(loss) attributable to:
Equity shareholders of the parent	319	(200)	1,149
Non-controlling interests	1	2	2

	320	(198)	1,151

National Grid

2012/13 Half Year Financial Information

Consolidated balance sheet as at 30 September	Notes	2012 £m	2011 £m	Year ended 31 March 2012 £m

Non-current assets
Goodwill		4,734	4,857	4,776
Other intangible assets		591	538	546
Property, plant and equipment		34,645	32,873	33,701
Other non-current assets		140	154	95
Pension assets		139	64	155
Financial and other investments		588	586	592
Derivative financial assets	9	1,969	1,941	1,819

Total non-current assets		42,806	41,013	41,684

Current assets
Inventories and current intangible assets		404	528	376
Trade and other receivables		1,711	1,867	1,971
Financial and other investments	9	2,747	2,664	2,391
Derivative financial assets	9	352	263	317
Cash and cash equivalents	9	432	291	332

Total current assets		5,646	5,613	5,387

Assets of businesses held for sale	11	-	598	264

Total assets		48,452	47,224	47,335

Current liabilities
Borrowings	9	(3,633)	(2,659)	(2,492)
Derivative financial liabilities	9	(326)	(258)	(162)
Trade and other payables		(2,219)	(2,569)	(2,685)
Current tax liabilities		(429)	(494)	(383)
Provisions		(241)	(296)	(282)

Total current liabilities		(6,848)	(6,276)	(6,004)

Non-current liabilities
Borrowings	9	(20,475)	(20,991)	(20,533)
Derivative financial liabilities	9	(1,424)	(1,237)	(1,269)
Other non-current liabilities		(1,908)	(1,952)	(1,921)
Deferred tax liabilities		(3,487)	(3,235)	(3,738)
Pensions and other post-retirement benefit obligations		(3,777)	(3,551)	(3,088)
Provisions		(1,412)	(1,498)	(1,449)

Total non-current liabilities		(32,483)	(32,464)	(31,998)

Liabilities of businesses held for sale	11	-	(136)	(87)

Total liabilities		(39,331)	(38,876)	(38,089)

Net assets		9,121	8,348	9,246

Equity
Called up share capital		430	421	422
Share premium account		1,347	1,356	1,355
Retained earnings		12,204	11,388	12,297
Other equity reserves		(4,866)	(4,825)	(4,835)

Shareholders’ equity		9,115	8,340	9,239
Non-controlling interests		6	8	7

Total equity		9,121	8,348	9,246

National Grid

2012/13 Half Year Financial Information

Consolidated statement of changes in equity	Notes	Called up share capital £m	Share premium account £m	Retained earnings £m	Other equity reserves £m	Total share- holders’ equity £m	Non- controlling interests £m	Total equity £m
Changes in equity for the period:

At 1 April 2012		422	1,355	12,297	(4,835)	9,239	7	9,246
Total comprehensive income/(loss)		-	-	350	(31)	319	1	320
Equity dividends	7	-	-	(906)	-	(906)	-	(906)
Scrip dividend related share issue	7	8	(8)	436	-	436	-	436
Issue of treasury shares		-	-	18	-	18	-	18
Purchase of own shares		-	-	(4)	-	(4)	-	(4)
Other movements in non-controlling interests		-	-	-	-	-	(2)	(2)
Share-based payment		-	-	13	-	13	-	13
Tax on share-based payment		-	-	-	-	-	-	-

At 30 September 2012		430	1,347	12,204	(4,866)	9,115	6	9,121

	Notes	Called up share capital £m	Share premium account £m	Retained earnings £m	Other equity reserves £m	Total share- holders’ equity £m	Non- controlling interests £m	Total equity £m
Changes in equity for the period:

At 1 April 2011		416	1,361	12,153	(4,870)	9,060	9	9,069
Total comprehensive (loss)/income		-	-	(245)	45	(200)	2	(198)
Equity dividends	7	-	-	(822)	-	(822)	-	(822)
Scrip dividend related share issue	7	5	(5)	279	-	279	-	279
Issue of treasury shares		-	-	12	-	12	-	12
Purchase of own shares		-	-	(4)	-	(4)	-	(4)
Other movements in non-controlling interests		-	-	-	-	-	(3)	(3)
Share-based payment		-	-	13	-	13	-	13
Tax on share-based payment		-	-	2	-	2	-	2

At 30 September 2011		421	1,356	11,388	(4,825)	8,340	8	8,348

	Notes	Called up share capital £m	Share premium account £m	Retained earnings £m	Other equity reserves £m	Total share- holders’ equity £m	Non- controlling interests £m	Total equity £m
Changes in equity for the year:

At 1 April 2011		416	1,361	12,153	(4,870)	9,060	9	9,069
Total comprehensive income		-	-	1,114	35	1,149	2	1,151
Equity dividends	7	-	-	(1,319)	-	(1,319)	-	(1,319)
Scrip dividend related share issue	7	6	(6)	313	-	313	-	313
Issue of treasury shares		-	-	13	-	13	-	13
Purchase of own shares		-	-	(4)	-	(4)	-	(4)
Other movements in non-controlling interests		-	-	-	-	-	(4)	(4)
Share-based payment		-	-	24	-	24	-	24
Tax on share-based payment		-	-	3	-	3	-	3

At 31 March 2012		422	1,355	12,297	(4,835)	9,239	7	9,246

National Grid

2012/13 Half Year Financial Information

Consolidated cash flow statement for the six months ended 30 September	Notes	2012 £m	2011 £m	Year ended 31 March 2012 £m

Cash flows from operating activities
Total operating profit	2(b)	1,742	1,492	3,539
Adjustments for:
Exceptional items, remeasurements and stranded cost recoveries	3	(150)	(72)	(44)
Depreciation, amortisation and impairment		661	619	1,282
Share-based payment charge		13	13	24
Changes in working capital		(112)	39	146
Changes in provisions		(41)	(82)	(116)
Changes in pensions and other post-retirement benefit obligations		(247)	(207)	(386)
Cash flows relating to exceptional items		(48)	(69)	(205)
Cash flows relating to stranded cost recoveries		-	159	247

Cash generated from operations		1,818	1,892	4,487
Tax paid		(124)	(157)	(259)

Net cash inflow from operating activities		1,694	1,735	4,228

Cash flows from investing activities
Acquisition of investments		(1)	-	(13)
Net proceeds from sale of investments in subsidiaries		183	-	365
Purchases of intangible assets		(108)	(80)	(203)
Purchases of property, plant and equipment		(1,648)	(1,474)	(3,147)
Disposals of property, plant and equipment		23	13	24
Dividends received from joint ventures		8	9	26
Interest received		9	12	24
Net movements in short-term financial investments		(349)	314	553

Net cash flow used in investing activities		(1,883)	(1,206)	(2,371)

Cash flows from financing activities
Proceeds from issue of treasury shares		18	12	13
Purchase of own shares		(4)	(4)	(4)
Proceeds from loans received		1,162	1,093	1,809
Repayments of loans		(272)	(1,080)	(1,914)
Net movements in short-term borrowings and derivatives		226	277	(49)
Interest paid		(394)	(379)	(749)
Dividends paid to shareholders		(470)	(543)	(1,006)

Net cash flow received/(used) in financing activities		266	(624)	(1,900)

Net increase/(decrease) in cash and cash equivalents		77	(95)	(43)
Reclassified as held for sale		-	(6)	-
Exchange movements		(4)	(1)	-
Net cash and cash equivalents at start of period		299	342	342

Net cash and cash equivalents at end of period (i)	9	372	240	299

(i) Net of bank overdrafts of £60m (30 September 2011: £51m; 31 March 2012: £33m).

National Grid

2012/13 Half Year Financial Information

Notes

1. Basis of preparation and new accounting standards, interpretations and amendments

The half year financial information covers the six month period ended 30 September 2012 and has been prepared under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and IFRS as adopted by the European Union, in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ and the Disclosure and Transparency Rules of the Financial Services Authority. The half year financial information is unaudited but has been reviewed by the auditors and their report is attached to this document.

The following standards, interpretations and amendments, issued by the IASB and by the IFRS Interpretations Committee (IFRIC), are effective for the year ending 31 March 2013. None of the pronouncements had an impact on the Company’s consolidated results or assets and liabilities for the six month period ended 30 September 2012.

•	Amendment to IFRS 7 on disclosures for the transfer of financial assets
•	IFRS 1 on severe hyperinflation and removal of fixed dates for first-time adopters
•	IAS 12 deferred tax recovery of underlying assets

The half year financial information does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. It should be read in conjunction with the statutory accounts for the year ended 31 March 2012, which were prepared in accordance with IFRS as issued by the IASB and as adopted by the European Union, and have been filed with the Registrar of Companies. The auditors’ report on these statutory accounts was unqualified and did not contain a statement under Section 498 of the Companies Act 2006.

The half year financial information has been prepared in accordance with the accounting policies expected to be applicable for the year ending 31 March 2013 and consistent with those applied in the preparation of our accounts for the year ended 31 March 2012.

Having made enquiries, the Directors consider that the Company and its subsidiary undertakings have adequate resources to continue in business for the foreseeable future, and that it is therefore appropriate to adopt the going concern basis in preparing the half year financial information.

Date of approval

This announcement was approved by the Board of Directors on 14 November 2012.

National Grid

2012/13 Half Year Financial Information

2.	Segmental analysis

The Board of Directors is National Grid’s chief operating decision making body (as defined by IFRS 8 on operating segments). The segmental analysis is based on the information the Board of Directors uses internally for the purposes of evaluating the performance of operating segments and determining resource allocation between segments. The performance of operating segments is assessed principally on the basis of operating profit before exceptional items, remeasurements and stranded cost recoveries. The following table describes the main activities for each operating segment:

UK Transmission	High voltage electricity transmission networks, the gas transmission network in Great Britain, UK liquefied natural gas (LNG) storage activities and the French electricity interconnector.

UK Gas Distribution	Four of the eight regional networks of Great Britain’s gas distribution system.

US Regulated

Gas distribution networks, electricity distribution networks and high voltage electricity transmission networks in New York and New England (including EnergyNorth and Granite State up to the date they were sold on 3 July 2012) and electricity generation facilities in New York.

Other activities primarily relate to non-regulated businesses and other commercial operations not included within the above segments, including: UK based gas and electricity metering activities (including OnStream up to the date it was sold on 24 October 2011); UK property management; a UK LNG import terminal; other LNG operations; US unregulated transmission pipelines; US gas fields (related to Seneca-Upshur up to the date it was sold on 3 October 2011; together with corporate activities).

Sales between operating segments are priced having regard to the regulatory and legal requirements to which the businesses are subject. The analysis of revenue by geographical area is on the basis of destination. There are no material sales between the UK and US geographical areas.

The US Regulated segment typically experiences seasonal fluctuations in revenue and operating profit due to higher delivery volumes during the second half of the fiscal year.

(a)	Revenue

Six months ended 30 September	2012 £m	2011 £m	Year ended 31 March 2012 £m
Operating segments
UK Transmission	1,948	1,730	3,804
UK Gas Distribution	831	787	1,605
US Regulated	3,013	3,455	7,795
Other activities	336	385	715
Sales between segments	(49)	(51)	(87)

	6,079	6,306	13,832

Total excluding stranded cost recoveries	6,079	6,136	13,553
Stranded cost recoveries	-	170	279

	6,079	6,306	13,832
Geographical areas
UK	3,053	2,829	6,000
US	3,026	3,477	7,832

	6,079	6,306	13,832

National Grid

2012/13 Half Year Financial Information

2.	Segmental analysis continued

(b)	Operating profit

	Before exceptional items, remeasurements and stranded cost recoveries			After exceptional items, remeasurements and stranded cost recoveries
Six months ended 30 September	2012 £m	2011 £m	Year ended 31 March 2012 £m	2012 £m	2011 £m	Year ended 31 March 2012 £m
Operating segments
UK Transmission	712	602	1,354	709	602	1,354
UK Gas Distribution	408	381	763	399	375	739
US Regulated	404	306	1,190	566	392	1,154
Other activities	68	131	188	68	123	292

	1,592	1,420	3,495	1,742	1,492	3,539
Geographical areas
UK	1,221	1,116	2,353	1,209	1,110	2,357
US	371	304	1,142	533	382	1,182

	1,592	1,420	3,495	1,742	1,492	3,539

Reconciliation to profit before tax:
Operating profit	1,592	1,420	3,495	1,742	1,492	3,539
Interest income and similar income	623	648	1,301	623	648	1,301
Interest expense and other finance costs	(1,069)	(1,116)	(2,218)	(1,088)	(1,200)	(2,288)
Share of post-tax results of joint ventures and associates	8	1	7	8	1	7

Profit before tax	1,154	953	2,585	1,285	941	2,559

National Grid

2012/13 Half Year Financial Information

3. Exceptional items, remeasurements and stranded cost recoveries

Exceptional items, remeasurements and stranded cost recoveries are items of income and expenditure that, in the judgment of management, should be disclosed separately on the basis that they are important to an understanding of our financial performance and may significantly distort the comparability of financial performance between periods. Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not effective. Stranded cost recoveries represented the recovery of historical generation-related costs in the US, related to generation assets that are no longer owned by National Grid. Such costs have been recovered from customers as permitted by regulatory agreements with substantially all having been received by 31 March 2012.

Six months ended 30 September	2012 £m	2011 £m	Year ended 31 March 2012 £m

Included within operating profit:
Exceptional items:
Restructuring costs (1)	(20)	(72)	(101)
Environmental charges (2)	-	(37)	(55)
Net (loss)/gain on disposal of businesses (3)	(4)	19	97
Impairment charges and related costs (4)	-	-	(64)
Other (5)	-	(3)	1
	(24)	(93)	(122)
Remeasurements – commodity contracts (6)	160	(2)	(94)
Stranded cost recoveries (7)	14	167	260

	150	72	44

Included within finance costs:
Remeasurements:
Net losses on derivative financial instruments (8)	(19)	(84)	(70)

Total included within profit before tax	131	(12)	(26)

Included within taxation:
Exceptional credits arising on items not included in profit before tax:
Deferred tax credit arising on the reduction in the UK tax rate (9)	134	125	242

Tax on exceptional items	13	36	54
Tax on remeasurements (6, 8)	(60)	16	42
Tax on stranded cost recoveries	(5)	(67)	(104)

	82	110	234

Total exceptional items, remeasurements and stranded cost recoveries after tax	213	98	208

Analysis of exceptional items, remeasurements and stranded cost recoveries after tax:
Total exceptional items after tax	123	68	174
Total remeasurements after tax	81	(70)	(122)
Total stranded cost recoveries after tax	9	100	156

Total	213	98	208

National Grid

2012/13 Half Year Financial Information

3. Exceptional items, remeasurements and stranded cost recoveries continued

1)	Restructuring costs for the period related to transformation related initiatives of £20m (2011: £17m; year ended 31 March 2012: £54m). For the six months ended 30 September 2011 and the year ended 31 March 2012 restructuring costs also included costs related to the restructure of our US operations of £55m and £58m respectively, which included severance costs and pension and other post-retirement benefit curtailment gains and losses. The year ended 31 March 2012 also includes the release of £11m of unutilised UK restructuring provisions recognised in prior periods.

2)	Environmental charges include £nil (2011: £37m; year ended 31 March 2012: £55m) related to specific exposures in the US. Costs incurred with respect to US environmental provisions are substantially recoverable from customers.

3)	During the period we recognised a loss of £4m on the disposal of our EnergyNorth gas business and Granite State electricity business in New Hampshire. In the six months ended 30 September 2011 and the year ended 31 March 2012 we recognised credits of £19m and £25m respectively representing the release of various unutilised provisions related to disposals of businesses in prior periods. During the year ended 31 March 2012 we also recognised a gain of £56m on the disposal of Seneca-Upshur our oil and gas exploration business in West Virginia and Pennsylvania and a gain of £16m for the sale of OnStream our non-regulated metering business in the UK.

4)	Impairment charges and related costs for the year ended 31 March 2012 of £64m represented an impairment of intangibles (originally recognised on the acquisition of KeySpan) related to our Long Island Power Authority management services agreement contract, following the announcement on 15 December 2011 that the agreement would not be renewed after 31 December 2013.

5)	Other exceptional items includes a charge of £nil (2011: £3m; year ended 31 March 2012: £5m) in relation to the amortisation of acquisition-related intangibles. For the year ended 31 March 2012 other exceptional items also included a release of £6m of unutilised provisions in our metering business originally recognised during the year ended 31 March 2010.

6)	Remeasurements – commodity contracts represent mark-to-market movements on certain physical and financial commodity contract obligations in the US. These contracts primarily relate to the forward purchase of energy for supply to customers, or to the economic hedging thereof, that are required to be measured at fair value and that do not qualify for hedge accounting. Under the existing rate plans in the US, commodity costs are recoverable from customers although the timing of recovery may differ from the pattern of costs incurred.

7)	Stranded cost recoveries of £14m substantially represents the release of an unutilised provision recognised in a prior period (2011: £nil; year ended 31 March 2012: £nil). For the six months ended 30 September 2011 and the year ended 31 March 2012, stranded cost recoveries on a pre-tax basis consist of revenue of £170m and £279m offset by operating costs of £3m and £19m respectively. This represents the recovery of some of our historical investments in generating plants that were divested as part of the restructuring and wholesale power deregulation process in New England and New York during the 1990s. The recovery of these stranded costs was substantially completed at 31 March 2012.

8)	Remeasurements – net gains and losses on derivative financial instruments comprise gains and losses arising on derivative financial instruments reported in the income statement. These exclude gains and losses for which hedge accounting has been effective, which have been recognised directly in other comprehensive income or which are offset by adjustments to the carrying value of debt. The tax credit on remeasurements includes a credit of £nil (2011: £nil; year ended 31 March 2012: £1m credit) in respect of prior years.

9)	The exceptional tax credit arises from a reduction in the UK corporation tax rate from 24% to 23% included and enacted in the Finance Act 2012 and applicable from 1 April 2013. Other UK tax legislation also reduced the UK corporation tax rate in the prior periods (2011: from 26% to 25%; year ended 31 March 2012: from 26% to 24%). These reductions have resulted in a decrease in deferred tax liabilities.

National Grid

2012/13 Half Year Financial Information

4. Finance income and costs

Six months ended 30 September	2012 £m	2011 £m	Year ended 31 March 2012 £m

Expected return on pension and other post-retirement benefit plan assets	614	637	1,273
Interest income on financial instruments	9	11	28

Interest income and similar income	623	648	1,301

Interest on pension and other post-retirement benefit plan obligations	(579)	(601)	(1,203)
Interest expense on financial instruments	(515)	(545)	(1,067)
Unwinding of discounts on provisions	(37)	(30)	(72)
Less: interest capitalised	62	60	124

Interest expense and other finance costs before exceptional items and remeasurements	(1,069)	(1,116)	(2,218)

Net losses on derivative financial instruments included in remeasurements	(19)	(84)	(70)

Exceptional items and remeasurements included within interest expense	(19)	(84)	(70)

Interest expense and other finance costs	(1,088)	(1,200)	(2,288)

Net finance costs	(465)	(552)	(987)

5. Taxation

The tax charge for the period, excluding tax on exceptional items, remeasurements and stranded cost recoveries is £317m (2011: £254m; year ended 31 March 2012: £755m). The effective tax rate of 27.5% (2011: 26.7%) for the period is based on the best estimate of the weighted average annual income tax rate by jurisdiction expected for the full year. The current period rate reflects the varied seasonality of earnings in the US. For the full year we expect the group effective tax rate to be around 29%. The effective tax rate for the year ended 31 March 2012 was 29.2%.

National Grid

2012/13 Half Year Financial Information

6. Earnings per share

Adjusted earnings per share, excluding exceptional items, remeasurements and stranded cost recoveries, are provided to reflect the business performance subtotals used by the Company. For further details of exceptional items, remeasurements and stranded cost recoveries, see note 3.

(a) Basic earnings per share

Six months ended 30 September	2012	2012	2011	2011*	Year ended 31 March 2012	Year ended 31 March 2012*
	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence

Adjusted earnings	836	23.0	697	19.2	1,828	50.3
Exceptional items after tax	123	3.4	68	1.9	174	4.8
Remeasurements after tax	81	2.2	(70)	(1.9)	(122)	(3.3)
Stranded cost recoveries after tax	9	0.2	100	2.7	156	4.3

Earnings	1,049	28.8	795	21.9	2,036	56.1

		millions		millions		millions

Weighted average number of shares – basic*		3,637		3,632		3,632
(b) Diluted earnings per share
Six months ended 30 September	2012	2012	2011	2011*	Year ended 31 March 2012	Year ended 31 March 2012*
	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share Pence

Adjusted diluted earnings	836	22.9	697	19.1	1,828	50.1
Exceptional items after tax	123	3.4	68	1.9	174	4.7
Remeasurements after tax	81	2.2	(70)	(1.9)	(122)	(3.3)
Stranded cost recoveries after tax	9	0.2	100	2.7	156	4.3

Diluted earnings	1,049	28.7	795	21.8	2,036	55.8

		millions		millions		millions

Weighted average number of shares – diluted*		3,655		3,651		3,651

* Comparative amounts have been restated to reflect the impact of additional shares issued as scrip dividends.

National Grid

2012/13 Half Year Financial Information

7. Dividends

The following table shows the actual dividends paid to equity shareholders:

Six months ended 30 September	2012	2012	2012	2011	2011	2011	Year ended 31 March 2012	Year ended 31 March 2012	Year ended 31 March 2012
	pence per share	Total £m	Settled via scrip £m	pence per share	Total £m	Settled via scrip £m	pence per share	Total £m	Settled via scrip £m

Ordinary dividends
Final - year ended 31 March 2012	25.35	906	436	-	-	-	-	-	-
Interim - year ended 31 March 2012	-	-	-	-	-	-	13.93	497	34
Final - year ended 31 March 2011	-	-	-	23.47	822	279	23.47	822	279

Actual	25.35	906	436	23.47	822	279	37.40	1,319	313

The Directors are proposing an interim dividend of 14.49p per share that would absorb approximately £527m of shareholders’ equity (assuming all amounts are settled in cash) to be paid in respect of the year ending 31 March 2013. A scrip dividend will again be offered as an alternative.

8. Reconciliation of net cash flow to movement in net debt

Six months ended 30 September	2012 £m	2011 £m	Year ended 31 March 2012 £m

Increase/(decrease) in cash and cash equivalents	77	(95)	(43)
Increase/(decrease) in financial investments	349	(314)	(553)
(Increase)/decrease in borrowings and related derivatives	(1,116)	(290)	154
Net interest paid on the components of net debt	375	374	721

Change in net debt resulting from cash flows	(315)	(325)	279
Changes in fair value and exchange movements	63	(382)	(87)
Net interest charge on the components of net debt	(480)	(525)	(1,042)
Reclassified as held for sale	-	(8)	(2)
Other non-cash movements	(29)	(15)	(14)

Movement in net debt (net of related derivative financial instruments) in the period	(761)	(1,255)	(866)
Net debt (net of related derivative financial instruments) at start of period	(19,597)	(18,731)	(18,731)

Net debt (net of related derivative financial instruments) at end of period	(20,358)	(19,986)	(19,597)

National Grid

2012/13 Half Year Financial Information

9. Net debt

At 30 September	2012	2011	Year ended 31 March 2012
	£m	£m	£m

Cash and cash equivalents	432	291	332
Bank overdrafts	(60)	(51)	(33)

Net cash and cash equivalents	372	240	299
Financial investments	2,747	2,664	2,391
Borrowings (excluding bank overdrafts)	(24,048)	(23,599)	(22,992)

	(20,929)	(20,695)	(20,302)

Derivative financial assets	2,321	2,204	2,136
Derivative financial liabilities	(1,750)	(1,495)	(1,431)

Net debt (net of related derivative financial instruments)	(20,358)	(19,986)	(19,597)
10. Commitments and contingencies
At 30 September	2012	2011	Year ended 31 March 2012
	£m	£m	£m

Future capital expenditure contracted for but not provided	2,882	1,725	2,728
Operating lease commitments	698	776	706
Energy purchase commitments (i)	3,780	3,614	4,174
Guarantees and letters of credit (a)	1,269	767	1,344

(i) Commodity contracts that do not meet the normal purchase, sale or usage criteria and hence are accounted for as derivative contracts are recorded at fair value and incorporated in other non-current assets, trade and other receivables, trade and other payables and other non-current liabilities. At 30 September 2012 these amounted to net liabilities of £58m (2011: £120m; 31 March 2012: £189m).

(a) Guarantees and letters of credit
At 30 September	2012	2011	Year ended 31 March 2012
	£m	£m	£m

Guarantee of sublease for US property (expires in 2040)	282	318	304
Letter of credit and guarantee of certain obligations of BritNed Interconnector (expired in 2011)	-	9	-
Guarantees of certain obligations of Grain LNG Import Terminal (various expiry dates up to 2028)	160	161	161
Guarantees of certain obligations for construction of HVDC West Coast Link (Expected expiry date in 2016)	638	-	691
Other guarantees and letters of credit (various expiry dates)	189	279	188

	1,269	767	1,344

(b) Litigation and claims

Save as disclosed below, there have been no significant changes in relation to litigation and claims, from the position reported on page 151 of our Annual Report and Accounts 2011/12.

KeySpan class actions

In respect of the KeySpan class action which was commenced in the federal court in 2010, the dismissal of the plaintiffs’ state and federal anti-trust claims was confirmed on appeal on 20 September 2012. The plaintiffs’ only remaining recourse is to petition the Supreme Court to overturn the decision, which they must do by 20 December 2012.

National Grid

2012/13 Half Year Financial Information

11. Businesses held for sale

At 30 September 2011 and 31 March 2012, our EnergyNorth gas business and Granite State electricity business in New Hampshire were classified as businesses held for sale. On 3 July 2012 we completed the sale of these businesses for net proceeds of £183m. As at 30 September 2011, Seneca-Upshur our oil and gas exploration business in West Virginia and Pennsylvania; and OnStream our non-regulated metering business in the UK were also reclassified as businesses held for sale and were sold on 3 October 2011 and 24 October 2011 respectively.

12. Exchange rates

The consolidated results are affected by the exchange rates used to translate the results of our US operations and US dollar transactions. The US dollar to pound sterling exchange rates used were:

At 30 September	2012	2011	Year ended 31 March 2012

Closing rate applied at period end	1.61	1.56	1.60
Average rate applied for the period	1.58	1.64	1.60

13. Related party transactions
The following material transactions with related parties were in the normal course of business. Amounts receivable from and payable to related parties are due on normal commercial terms.
Six months ended 30 September	2012	2011	Year ended 31 March 2012
	£m	£m	£m

Sales: Goods and services supplied to a pension plan and joint ventures	5	5	10
Purchases: Goods and services received from joint ventures (i)	72	37	95

Receivable from a pension plan and joint ventures	-	3	2
Payable to joint ventures	6	8	6

Dividends received from joint ventures (ii)	8	9	26

(i) During the period the Company received goods and services from a number of joint ventures, including Iroquois Gas Transmission System, L.P. of £19m (2011: £19m, 31 March 2012: £39m) and Millennium Pipeline Company, LLC of £16m (2011: £11m, 31 March 2012: £32m) for the transportation of gas in the US, and NGET/SPT Upgrades Limited of £31m (2011: £2m, 31 March 2012: £14m) for the construction of a transmission link in the UK.

(ii) Dividends were received from Iroquois Gas Transmission System, L.P. of £4m (2011: £7m, 31 March 2012: £17m); and Millennium Pipeline Company, LLC of £4m (2011:£2m, 31 March 2012: £9m).

National Grid

2012/13 Half Year Financial Information

14. Principal risks and uncertainties

The principal risks and uncertainties which could affect National Grid for the remaining six months of the financial year remain the same as those disclosed at the year ended 31 March 2012 on pages 40 to 43 and pages 156 to 164 of the Annual Report and Accounts 2011/12 (‘Annual Report’). Our overall risk management process is designed to identify, manage, and mitigate our business risks, including financial risks. Our assessment of the principal risks and uncertainties and our risk management processes have not changed since the year end. A summary of these principal risks and uncertainties is provided below:

•	Aspects of our activities are potentially hazardous or could damage the environment.
•	We may suffer a major network failure or interruption or may not be able to carry out critical non network operations, including as a result of storms and other severe weather conditions.
•	Changes in law or regulation or decisions by governmental bodies or regulators could materially adversely affect us.
•	New businesses or activities that we undertake alone or with partners may not be earnings positive and may expose us to additional operational and financial risk.
•	Future business performance may not meet expectations.
•	Changes in foreign currency rates, interest rates or commodity prices could materially impact earnings or our financial condition.
•	Operating costs may increase faster than revenues.
•	We may be required to make significant contributions to fund pension and other post-retirement benefits.
•	Maintenance and growth of our business requires access to capital markets at commercially acceptable interest rates.
•	Customers and counterparties may not perform their obligations.
•	We need to attract and retain employees with the skills and experience required to deliver our strategy and ensure they are engaged to act in our best interests.

15. Subsequent events

In late October 2012 ‘Superstorm’ Sandy hit the northeastern United States affecting power supply to National Grid customers. Expenses associated with gas and electric customer restoration following ‘Superstorm’ Sandy (excluding those associated with electric restoration in the Long Island Power Authority service area) are currently expected to impact operating profit for the year ending 31 March 2013 by no more than £100m.

National Grid

2012/13 Half Year Financial Information

Statement of Directors’ Responsibilities

The half year financial information is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half year report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority (DTR).

The Directors confirm that the financial information has been prepared in accordance with IAS 34 as issued by the International Accounting Standards Board and as adopted by the European Union, and that the half year report herein includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8.

The Directors of National Grid plc are as listed in the National Grid plc Annual Report for the year ended 31 March 2012 with the exception of the following changes to the Board:

•	Nora Mead Brownell who was appointed as a non-executive director on 1 June 2012;
•	Stephen Pettit who resigned as a non-executive director on 30 July 2012;
•	Mark Williamson who was appointed as a non-executive director on 3 September 2012; and
•	Linda Adamany who resigned as a non-executive director on 31 October 2012

By order of the Board
…………………….. Steve Holliday	…………………...... Andrew Bonfield
14 November 2012	14 November 2012
Chief Executive Officer	Finance Director

National Grid

2012/13 Half Year Financial Information

Independent review report to National Grid plc

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the half year financial information for the six months ended 30 September 2012, which comprises the consolidated income statement, consolidated statement of comprehensive income, consolidated balance sheet, consolidated statement of changes in equity, consolidated cash flow statement and related notes. We have read the other information contained in the half year financial information and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors’ responsibilities

The half year financial information is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half year financial information in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with IFRSs as issued by the IASB and as adopted by the European Union. The condensed set of financial statements included in this half year financial information has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as issued by the IASB and as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half year financial information based on our review. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half year financial information for the six months ended 30 September 2012 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as issued by the IASB and as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

PricewaterhouseCoopers LLP Chartered Accountants 14 November 2012 London

(a) The maintenance and integrity of the National Grid website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.